SO 4-19-04

AH 4-19-2004

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04019514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53161

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17800 Castleton St., Suite 105
(No. and Street)

City of Industry, CA 91746
(City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
APR 15 2004
WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Tiem 626 581-7658
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 900 64
(Address) (City) (State) (Zip Code)

PROCESSED
APR 22 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2003, ~~19~~xxxx, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

C.E.O

Title

Notary Public

CHIEN-HUA WANG
Commission # 1302581
Notary Public - California
Los Angeles County
My Comm. Expires May 25, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement ~~of Changes in Financial Condition.~~ xxxxxxxxxx Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

Maia Securities, Inc.
17800 Castleton St., #105
City of Industry, CA 91748

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Maia Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Maia Securities, iIc.as of December 31, 2003 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Maia Securities, Inc's. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Maia securities, inc. as of December 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2004
reissued April 1, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

MAIA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalent		$ 22,611
Commissions receivable		47,943
Clearing broker deposit		50,000
Other receivable		5,025
Prepaid taxes refundable		2,520
Furniture and fixtures net of depreciation of $12,625		20,032
TOTAL ASSETS		$ 148,131

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 7,297
Commissions payable		15,031
TOTAL LIABILITIES		22,328
SHAREHOLDERS' EQUITY		
Common stock ($30.82 par value, 100,000 shares authorized and issued; 1,000 shares outstanding)	$ 30,819	
Paid-in capital	57,765	
Retained earnings	37,219	125,803
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 148,131

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commissions	$	648,099
Other income		12,125
Interest income		6,298
TOTAL REVENUES		666,522
OPERATING EXPENSES - see page 8		638,585
INCOME BEFORE INCOME TAX PROVISION		27,937
INCOME TAX PROVISION		800
NET INCOME	$	27,137

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2002	1,000	$ 30,819	$ 57,765	$ 10,082	$ 98,666
Net Income				27,137	27,137
Balance, December 31, 2003	1,000	$ 30,819	$ 57,765	$ 37,219	$ 125,803

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net income	$	27,137
Depreciation and amortization		5,394
Changes in operating assets and liabilities:		
Commissions receivable		(15,117)
Other receivable		(5,025)
Prepaid expenses		2,876
Prepaid taxes refundable		(2,520)
Accounts payable and accrued liabilities		691
Commissions payable		(17,316)
Net cash used in operating activities		(3,879)
Cash Flows from Investing Activities:		
Purchase of equipment		0
Total cash flows for investing activities		0
Cash Flows from Financing Activities:		
Contribution of capital		0
Net decrease in cash		(3,879)
Cash at beginning of year		26,490
Cash at end of year	$	22,611

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

' MAIA' SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Maia Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of October 1, 2001. The Company was incorporated February 9, 2001 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD).

The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in the bank and all short-term debt securities purchased with a maturity of three months or less. The Company has no bank deposits in excess of federally insured limits of $100,000.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Income Taxes

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 4 - Provision for Income Taxes

The Company's fiscal year ends December 31, 2003. The provision for income taxes for the year consists of the $800 minimum tax.

Note 5 - Commitments

The company rents facilities under a short term lease expiring December 31, 2005. The future minimum annual aggregate lease payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follow:

2004	$ 36,936
2005	38,784
	$ 75,720

Rental expense for the year was $37,428 including parking .

Note 6 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Maia Securitties, Inc.
City of Industry, California

My report on my audit of the basic financial statements of Maia Securitties, Inc. for December 31, 2003 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2004
reissued April 1, 2004

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

MAIA SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING EXPENSES

Advertising and marketing	$	3,744
Clearance fees		196,867
Commissions		251,425
Data processing and access fees		42,347
Depreciation and amortization		5,394
Insurance		6,957
Legal and professional fees		3,800
Miscellaneous expenses		21,808
Office expenses		3,480
Rent and parking		37,428
Salaries., wages and related expenses		61,424
Telephone		3,911
Total Operating Expenses	$	638,585

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	125,803
Nonallowable assets		(28,745)
NET CAPITAL	$	97,058
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	1,489
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	92,058
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	94,825
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	22,328
Percentage of aggregate indebtedness to net capital		23%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	104,925
VARIANCE -		
Petty cash as non allowable		(1,168)
Other receivable as non allowable		(5,025)
Accrued expenses		(1,676)
Rounding		2
NET CAPITAL PER AUDITED REPORT	$	97,058

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2003

NON-ALLOWABLE ASSETS

Petty cash	$	1,168
Other receivable		5,025
Prepaid taxes refundable		2,520
Furniture and fixtures net of depreciation of $12,625		20,032
	$	28,745

See Accompanying Notes to Financial Statements

PART II

MAIA SECURITTIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Maia Securitties, Inc.
City of Industry, California

In planning and performing my audit of the financial statements of Maia Securitties, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

Board of Directors
Maia Securitties, Inc.
City of Industry, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk the terrors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indication that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended sole for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 30, 2004